Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SECOND QUARTER ENDED JUNE 30, 2017

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information on the activities of Aurinia Pharmaceuticals Inc. and its subsidiaries on a consolidated basis and should be read in conjunction with our unaudited interim condensed consolidated financial statements and accompanying notes for the second quarter ended June 30,2017 and our annual MD&A and audited financial statements for the year ended December 31, 2016. In this MD&A, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Aurinia” or the “Company”, refer to Aurinia Pharmaceuticals Inc., together with our subsidiaries.

All amounts are expressed in United States (U.S.) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of U.S. dollars. This document is current in all material respects as of August 9, 2017.

The financial information contained in this MD&A and in our unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB applicable to the preparation of interim financial statements including International Accounting Standards 34: Interim Financial Reporting. The unaudited interim condensed consolidated financial statements and MD&A have been reviewed and approved by our Audit Committee on August 9, 2017. This MD&A has been prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those in the United States.

FORWARD-LOOKING STATEMENTS

A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of our products and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of our future prospects and make informed investment decisions. These forward-looking statements, made in this MD&A may include, among other things, statements with respect to:

•	our belief that the Phase IIb lupus nephritis AURA- LV (“AURA”) clinical trial resulted in positive results;

•	our belief that we have sufficient cash resources to adequately fund operations through Phase III lupus nephritis (AURORA) clinical trial results and regulatory submission;

•	our belief that confirmatory data generated from the single AURORA clinical trial and the recently completed AURA clinical trial should support regulatory submissions in the US, Europe and Japan;

•	our belief that recently granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	the timing of commencement, enrollment, completion and release of results of clinical trials;

•	our intention to seek regulatory approvals in the United States, Europe and Japan for voclosporin;

•	our intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of lupus nephritis (“LN”) outside of Japan;

•	our belief that voclosporin has further potential to be effectively used across a range of therapeutic areas;

•	our intention to use the net proceeds from financings for various purposes;

•	our plans to generate future revenues from products licensed to pharmaceutical and biotechnology companies

•	statements concerning partnership activities and health regulatory discussions;

•	our intention to seek additional corporate alliances and collaborative agreements to support the commercialization and development of our product.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to reach agreements with regulatory agencies on executable development programs;

•	the assumption that recruitment to clinical trials will occur as projected;

•	the assumption that we will successfully complete our clinical programs on a timely basis, including conducting the required AURORA clinical trial and meet regulatory requirements for approval of marketing authorization applications and new drug approvals;

•	the assumption the regulatory requirements will be maintained;

•	the assumption that we will be able to manufacture and secure a sufficient supply of voclosporin to successfully complete the development and commercialization of voclosporin;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumption that we will be able to attract and retain skilled staff;

•	the assumptions relating to the capital required to fund operations through AURORA clinical trial results and regulatory submission.

It is important to know that:

•	Actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements;

•	Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business; and

•	we disclaim any intention and assume no obligation to update any forward-looking statements even if new information becomes available, as a result of future events, new information, or for any other reason except as required by law.

The factors discussed below and other considerations discussed in the “Risks & Uncertainties” section of this MD&A could cause our actual results to differ significantly from those contained in any forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	the need for additional capital in the longer term to fund our development programs and the effect of capital market conditions and other factors on capital availability;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin;

•	difficulties in the manufacture and securing a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

•	difficulties in gaining alignment among the key regulatory jurisdictions, European Medicines Agency (“EMA”), Federal Drug Administration (“FDA”) and Pharmaceutical and Medical Devices Agency (“PMDA”), which may require further clinical activities;

•	difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	difficulties we may experience in completing the development and commercialization of voclosporin;

•	insufficient acceptance of and demand for voclosporin;

•	difficulties, restrictions, delays, or failures in obtaining appropriate reimbursement from payers for voclosporin; and/or

•	Difficulties we may experience in identifying and successfully securing appropriate corporate alliances to support the development and commercialization of our product.

Although we believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because we can give no assurance that such expectations will prove to be correct. These forward-looking statements are made as of the date hereof.

Additional information related to us, including its most recent Annual Information Form (“AIF”), is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

We are a clinical stage biopharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8. Our registered office is located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.

We are organized under the Business Corporations Act (Alberta). Our common shares are currently listed and traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “AUPH” and on the Toronto Stock Exchange (“TSX”) under the symbol “AUP”. Our primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular LN.

We have the following wholly-owned subsidiaries: Aurinia Pharma Corp. (British Columbia incorporated), Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

BUSINESS OF THE COMPANY

We are focused on the development of our novel therapeutic immunomodulating drug candidate, voclosporin, for the treatment of LN. Voclosporin is a next generation calcineurin inhibitor (“CNI”) which has clinical data in over 2,200 patients across multiple indications. It has been previously also studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to mycophenolate mofetil (“MMF”), although not approved for such, the current standard of care for LN. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. Clinical doses of voclosporin studied to date range from 13 – 70 mg BID. The mechanism of action of voclosporin, a CNI, has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca (“Dry Eye Syndrome”), psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.

Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN are as follows:

•	Increased potency compared to cyclosporine A, allowing lower dosing requirements and fewer off target effects;

•	Limited inter and intra patient variability, allowing flat dosing;

•	Less cholesterolemia than cyclosporine A; and

•	Limited incidence of glucose intolerance and diabetes at targeted doses compared to tacrolimus.

Lupus Nephritis

LN is an inflammation of the kidney caused by systemic lupus erythematosus (“SLE”) and represents a serious manifestation of SLE. SLE is a chronic, complex and often disabling disorder that affects over 500,000 people in the United States (mostly women). SLE is highly heterogeneous, affecting a wide range of organs and tissue systems. It is estimated that as many as 60% of all SLE patients have LN that requires urgent treatment. Unlike SLE, LN has straightforward disease measures (readily assessable and easily identified by specialty treaters) where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (“eGFR”), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. Rapid control and reduction of proteinuria in LN patients measured at 6 months shows a reduction in the need for dialysis at 10 years. LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease (“ESRD”), within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. Mean annual medical cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed $20,000 per patient, while the mean annual medical cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed $60,000 per patient.

STRATEGY

Our business strategy is to optimize the clinical and commercial value of voclosporin.

The key elements of our corporate strategy include:

•	Advancing voclosporin through a robust LN Phase 3 clinical trial with Initiation of this clinical trial for LN in the second quarter of 2017

•	Evaluate other voclosporin indications – while we intend to deploy our operational and financial resources to develop voclosporin for LN, we believe that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value. We will explore our strategic options to exploit shareholder value from this intellectual property. We also believe that voclosporin has further potential to be of therapeutic value in other potential new indications for voclosporin.

•	Management will consider strategic opportunities for these other potential indications and plans to provide an update later this year.

SECOND QUARTER DEVELOPMENTS

Initiation of Phase III AURORA clinical trial

We achieved a significant milestone in the second quarter of 2017 with the initiation of our single, Phase III (AURORA) clinical trial. We have a number of trial sites open and have patients randomized now on active treatment. We believe the totality of data from both the AURORA and AURA clinical trials can potentially serve as the basis for a New Drug Application submission following a successful completion of the AURORA clinical trial. We are actively recruiting the clinical trial and expect an eighteen-month enrollment period. Our clinical team is focused on additional site initiations globally and an aggressive patient recruitment program for this trial. We are making the necessary investments now to ensure the team has the tools to execute a successful clinical trial.

The AURORA clinical trial is a global 52-week double-blind, placebo controlled study of approximately 320 patients. Patients will be randomized 1:1 to either of 23.7 mg voclosporin BID and MMF or MMF and placebo, with both arms receiving a stringent oral corticosteroid taper. As in the AURA clinical trial, the study population in AURORA will be comprised of patients with biopsy proven active LN who will be evaluated on the primary efficacy endpoint of complete remission, or renal response, at 52 weeks, a composite which includes:

•	UPCR of ≤0.5mg/mg

•	Normal, stable renal function (≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of >20%)

•	Presence of sustained, low dose steroids (≤10mg prednisone from week 16-24)

•	No administration of rescue medications

Based on the recent learnings from the positive AURA clinical trial at 48 weeks, we intend to use a UPCR of ≤0.5mg/mg and evaluate the primary endpoint at 52 weeks in AURORA.

AURA-LV 48-Week Results

On April 20, 2017, we presented in-depth 48-week results from our global AURA clinical trial in LN during the late-breaking session at National Kidney Foundation 2017 Spring Clinical Meetings in Orlando, Florida. These were updated results from the top-line remission rate results announced on March 1, 2017 and are summarized in the table below. In addition to the trial meeting its complete and partial remission (“CR”/ “PR”) endpoints at 48 weeks, all pre-specified secondary endpoints that had been analyzed to April 20, 2017 were also met at 48 weeks. These pre-specified endpoints included: time to CR and PR (speed of remission); reduction in Systemic Lupus Erythematosus Disease Activity Index or SLEDAI score; and reduction in urine protein creatinine ratio (“UPCR”) over the 48-week treatment period.

Each arm of the trial included the current standard of care of MMF as background therapy and a forced steroid taper to 5mg/day by week 8 and 2.5mg by week 16. Both doses of voclosporin at 48 weeks demonstrated continued improvement over the control group across multiple dimensions. Notably, the voclosporin groups demonstrated statistically significantly improved speed and rates of CR and PR. Of the patients that achieved CR at 24 weeks, in the low-dose voclosporin group, 100% remained in CR at 48 weeks, which demonstrates durability of clinical response. Proteinuria levels and reduction in SLEDAI scores, which include non-renal measures of lupus activity, also continued to significantly separate over time versus the control group.

The 24 and 48-week efficacy results are summarized below:

Endpoint	Treatment	24 weeks	P-value*	48 weeks	P-value*
Complete Remission (CR)	23.7mg VCS BID	33%	p=.045	49%	p<.001
	39.5mg VCS BID	27%	p=.204	40%	p=.026
	Control Arm	19%	NA	24%	NA
Partial Remission (PR)	23.7mg VCS BID	70%	p=.007	68%	p=.007
	39.5mg VCS BID	66%	p=.024	72%	p=.002
	Control Arm	49%	NA	48%	NA
Time to CR (TTCR) [median]	23.7mg VCS BID	19.7 weeks	p<.001	19.7 weeks	p<.001
	39.5mg VCS BID	23.4 weeks	p=.001	23.4 weeks	p<.001
	Control Arm	NA	NA	NA	NA
Time to PR (TTPR) [median]	23.7mg VCS BID	4.1 weeks	p=.002	4.3 weeks	p=.005
	39.5mg VCS BID	4.4 weeks	P=.003	4.4 weeks	p=.002
	Control Arm	6.6 weeks	NA	6.6 weeks	NA
SLEDAI Reduction (non-renal lupus)	23.7mg VCS BID	-6.3	p=.003	-7.9	p<.001
	39.5mg VCS BID	-7.1	p=.003	-8.3	p<.001
	Control Arm	-4.5	NA	-5.3	NA
Reduction in UPCR	23.7mg VCS BID	-3.769 mg/mg	p<.001	-3.998 mg/mg	p<.001
	39.5mg VCS BID	-2.792 mg/mg	p=.006	-2.993 mg/mg	p=.008
	Control Arm	-2.216 mg/mg	NA	-2.384 mg/mg	NA

Note: “VCS” means voclosporin                                                                                                                   *   All p-values are vs control

The results of the AURA clinical trial at 48 weeks demonstrate the highest complete remission rate of any global LN study of which we are aware, although we note that the criteria to measure remission differs among various studies. The below chart compares the results of the AURA clinical trial vs. the other global LN studies of which we are aware.

Name of Global Study	Number of weeks	Criteria to Measure Remission and Response Rate	Results
Efficacy and Safety of Ocrelizumab in Active Proliferative Lupus Nephritis	48 weeks	- UP:CR(gm/gm) < .5 - SCr ≤ 25% increase from baseline - Steroid taper (not forced)	Control = 34.7% LD OCR = 42.7% (NS) HD OCR = 32.5% (NS)

Mycophenolate Mofetil versus Cyclophosphamide for Induction Treatment of Lupus Nephritis	24 weeks	- UP:CR(gm/gm) ≤ .5 - Normal eGFR - Normal Urinalysis - Steroid taper (not forced)	MMF = 8.6% (NS) IVC = 8.1% (NS)

Efficacy and Safety of Abatacept in Lupus Nephritis	52 weeks	- UP:CR(gm/gm) ≤ .26 - eGFR within 10% of screening/baseline - Normal Urinalysis - Criteria to be met on 2 successive visits - No mandated steroid taper	Control = 8.0% LD ABT = 11.1% (NS) HD ABT = 9.1% (NS)

AURA-LV: Aurinia Urine Protein Reduction in Active Lupus Nephritis Study	24 and 48 weeks	- UP:CR(gm/gm) ≤ .5 - No decrease in eGFR ≥ 20% - No use of rescue medications - Forced steroid taper	24 weeks Control = 19.3% LD Voc=32.6% (p=.045) HD Voc = 27.3% (NS)	48 weeks Control = 23.9% LD Voc = 49.4% (p<.001) HD Voc = 39.8% (p=.026)

No unexpected safety signals were observed beyond the 24-week treatment period and voclosporin was generally well-tolerated, with the nature of adverse events consistent with what is expected of patients suffering from highly active LN while undergoing immunomodulation-based therapy. There were no additional deaths in the voclosporin treated patients beyond the 24 week treatment period; however, there were three deaths and one malignancy reported in the control arm after completion of the study treatment period. The table below outlines the serious adverse events (“SAE”) as recorded beyond the 24 week time-point of the study.

Safety beyond 24 weeks	Control N = 88 n (%)	VCS 23.7 mg BID N = 89 n (%)	VCS 39.5 mg BID N = 88 n (%)
Any SAE	1 (1.1)	2 (2.2)	0 (0.0)
Malignancies	1 (1.1)	0 (0.0)	0 (0.0)
Deaths	3 (3.4)	0 (0.0)	0 (0.0)

Furthermore, in the voclosporin arms, the renal function as measured by corrected eGFR was stable and not significantly different from the control arm after 48-weeks of treatment. Mean blood pressure was also similar between all treatment groups.

Study withdrawal and drug discontinuation rates are below, which are consistent with other clinical trials evaluating immunosuppressive therapies.

Drug Discontinuation & Study Withdrawals	Control N=88 n (%)	VCS 23.7 mg BID N=89 n (%)	VCS 39.5mg BID N=88 n(%)
Any adverse event (AE) leading to study drug discontinuation	9 (10.2)	16 (18.0)	14 (15.9)
Any AE leading to study drug discontinuation (excluding deaths)	8 (9.1)	11 (12.4)	13 (14.8)
Study Withdrawals	18 (20)	16 (18.0)	8 (9.1)

On June 4, 2017 and June 14, 2017, we presented additional data from the AURA trial in LN during the 54th European Renal Association-European Dialysis and Transplant Association Congress (ERA-EDTA) and the European Annual Congress of Rheumatology (EULAR 2017).

As previously reported, treatment with low dose voclosporin showed statistically improved efficacy over the control arm at 24 and 48 weeks. The data presented at ERA-EDTA demonstrated this improved efficacy was attained while maintaining stable serum magnesium, potassium and blood pressure levels. Well-known side effects with other calcineurin inhibitors at their effective dose include hypomagnesemia and hyperkalemia, which are associated with renal impairment and require monitoring or intervention.

The data presented at EULAR 2017 demonstrated that over the course of the 48-week trial, patients on voclosporin stayed in remission approximately twice the amount of time as those in the control group.

The analysis of additional data after April 20, 2017 identified that two non-key secondary endpoints: urine sediment, which describes analysis of active urinary sediment at each visit; and comparison of C3 and C4 levels between study arms, did not demonstrate statistical significance between arms. The urine sediment endpoint was not statistically different as there was too few data to demonstrate a difference. C3 and C4 levels are non-specific markers of general lupus disease activity. Rises in C3 and C4 were seen in all arms indicating disease improvement though no significant difference was observed between treatment arms.

To summarize, in addition to the trial meeting its complete and partial remission (“CR”/“PR”) endpoints at 48 weeks, all key pre-specified secondary endpoints were also met at 48 weeks.

Merck Animal Health agreement for Nanomicellar Formulation of voclosporin for treatment of canine dry eye syndrome

Throughout the past year, Merck Animal Health (MAH) conducted proof of concept research in dogs suffering from Dry Eye Syndrome. Based on this research, MAH entered into an agreement with us on April 17, 2017 whereby we granted them worldwide rights to develop and commercialize our patented nanomicellar voclosporin ophthalmic solution (“VOS”) for the treatment of Dry Eye Syndrome in dogs. Under the terms of the agreement, we received an upfront fee (Technology Access Fee) of $300,000 in the second quarter ended June 30, 2017 and are eligible to receive further payments based on certain development and sales milestones, royalties based on Merck’s global VOS product sales and drug product sales to MAH.

Completed preclinical and human Phase Ib studies using our nanomicellar VOS formulation have shown encouraging results in terms of delivery of active drug to the target tissues of the eye. The nanomicellar formulation enables high concentrations of voclosporin to be incorporated into a preservative-free solution for local delivery to the ocular surface. This has been shown to potentially improve efficacy, dosing frequency and tolerability versus the current treatments for Dry Eye Syndrome. We therefore believe VOS has a differentiated product profile with long patent life that has the potential to compete in the multi-billion-dollar human prescription dry eye market.

We are exploring all options to create value from the proprietary nanomicellar ocular formulation of voclosporin in the human health field including, but not limited to, further development, out-licensing or divestiture while remaining focused on the Phase III LN program.

Changes to Board and Management

On May 9, 2017, we appointed George M. Milne Jr., Ph.D. to our board of directors. Prior to his retirement, Dr. Milne served as Executive Vice President of Global Research and Development and President of Worldwide Strategic and Operations Management at Pfizer. Dr. Milne serves on multiple corporate boards including Charles River Laboratories where he is the lead director and Amylyx Pharmaceuticals and is a Venture Partner at Radius Ventures. On May 8, 2017, Dr. Gregory Ayers resigned from our board of directors.

On April 17, 2017, we hired Simrat Randhawa M.D., M.B.A, as Head of Medical Affairs. Simrat brings over 20 years of experience to Aurinia across clinical practice, medical affairs and business development. For the past 10 years, he has held a number of senior leadership roles in commercial and medical affairs within large and small pharmaceutical companies. During this time, Simrat served as the medical lead for Novartis’ Multiple Sclerosis (MS) franchise, where he played an integral role in establishing Gilenya® as the first oral therapy for the treatment of Relapsing MS. Most recently he was the global medical affairs lead at BioMarin Pharmaceuticals for MPS, Duchenne Muscular Dystrophy and Hemophilia

On July 3, 2017, we hired Erik Eglite, D.P.M., J.D., M.B.A. as Senior Vice President, General Counsel & Chief Corporate Compliance Officer. Prior to joining Aurinia, Erik was Vice President, Chief Compliance Officer and Corporate Counsel for Marathon Pharmaceuticals and Vice President, Chief Compliance Officer and Corporate Counsel for Lundbeck Pharmaceuticals. Prior to that, he was Vice President, Chief Compliance Officer and Corporate Counsel for Ovation Pharmaceuticals and Global Chief Compliance Officer, Corporate Counsel for Aspreva Pharmaceuticals. Erik has been involved with the clinical development, launch and commercialization of 12 drugs and drug programs. He is also a licensed podiatric physician and surgeon.

RESULTS OF OPERATIONS

For the three months ended June 30, 2017, we reported a consolidated net loss of $2.40 million ($0.03 loss per share) as compared to a consolidated net loss of $3.28 million ($0.10 loss per share) for the three months ended June 30, 2016.

The decrease in the consolidated net loss was primarily due to a net decrease in the non-cash derivative warranty liabilities, resulting from the quarterly fair value adjustment, in the amount of $6.14 million ($7.50 million for second quarter of 2017 compared to $1.36 million for the same period in 2016) offset partially by increases in research and development expenditures of $4.70 million and corporate, administration and business development costs of $1.07 million.

On a year-to-date basis, we recorded a consolidated net loss was $54.34 million ($0.78 per share) for the six months ended June 30, 2017, compared to a consolidated net loss of $7.54 million (0.23 per share) for the six months ended June 30, 2016. The higher consolidated net loss for the six months ended June 30, 2017 was due primarily to recording a non-cash increase in estimated fair value of derivative warrant liabilities on revaluation of derivative warrant liabilities of $33.28 million for the six months ended June 30, 2017 as compared to a non-cash decrease of $2.02 million for the six months ended June 30, 2016.

We record these non-cash changes in derivative warrant liabilities based on fair value revaluation each quarter. These revaluations fluctuate based primarily on the market price of our common shares. An increase in the market price of our shares results in an increase in estimated fair value of derivative warrant liabilities (increase in loss) on revaluation while a decrease results in a decrease in the estimated fair value of derivative warrant liabilities (decrease in loss) on revaluation. The increase in Derivative Warrant Liabilities for the six months ended June 30, 2017 reflected the increase in our share price from $2.10 at December 31, 2016 to $6.13 at June 30, 2017.

After adjusting for the non-cash impact of the revaluation of the derivative warrant liabilities, the net losses before the changes in estimated fair value of derivative warrant liabilities for the three months and six month periods ended June 30, 2017 were $9.90 million and $21.06 million respectively compared to $4.64 million and $9.57 million for the same periods in 2016. The increase in the net loss before changes in estimated fair value of derivative warrant liabilities on a year-to-date basis was due primarily to increases in research and development and corporate, administration and business development expenses and reflected increases in activity levels in 2017 as we commenced our AURORA clinical trial and our transition to becoming a Phase III organization.

Revenue

We recorded revenue of $329,000 for the three months ended June 30, 2017 compared to $55,000 for the three months ended June 30, 2016. Revenue for the six months ended June 30, 2017 and 2016 was $360,000 and $112,000 respectively. The increase was due to the $300,000 received from MAH in the three months ended June 30, 2017.

Research and Development expenses (R&D)

Net research and development expenditures increased to $7.11 million and $14.43 million respectively for the three and six month periods ended June 30, 2017 compared to $2.41 million and $5.73 million respectively for the three and six month periods ended June 30, 2016.

The increase in R&D costs was related primarily to commencing the AURORA trial.

CRO and other third party clinical trial costs were $5.02 million and $10.60 million respectively for the three and six month periods ended June 30, 2017 compared to $1.52 million and $4.04 million respectively for the three and six month periods ended June 30, 2016. The increased costs primarily reflect CRO costs related to the pre-initiation and commencement phases of AURORA trial for the three and six months ended June 30, 2017.

We incurred drug supply costs, primarily for drug packaging, stability and distribution, of $851,000 and $1.66 million respectively for the three and six month periods ended June 30, 2017 compared to $285,000 and $574,000 respectively for the three and six month periods ended June 30, 2016. The increase in these costs reflected the manufacturing, packaging and purchasing of the required drug supply for the commencement of the AURORA trial whereas the comparative figures for 2016 were primarily composed of drug distribution costs for the AURA trial.

Salaries, annual incentive pay accruals and employee benefits increased to $698,000 and $1.24 million respectively for the three and six month periods ended June 30, 2017 compared to $310,000 and $615,000 respectively for the three and six month periods ended June 30, 2016. The increase reflected the hiring of three additional R&D employees, annual salary increases for employees and a higher incentive pay accruals for the three and six month periods ending June 30, 2017.

We also recorded non-cash stock compensation expense of $260,000 and $419,000 respectively for the three and six month periods ended June 30, 2017, (2016 - $141,000 and $209,000).

Other expenses, which included items such as travel, clinical trial insurance, patent annuity and legal fees, phone and publications increased to $282,000 and $513,000 respectively for the three and six month periods ended June 30, 2017 compared to $147,000 and $293,000 respectively for the three and six month periods ended June 30, 2016. The increase reflected additional costs incurred for the AURORA trial commencement activities.

Corporate, administration and business development expenses

Corporate, administration and business development expenses were $2.90 million and $6.33 million respectively for the three and six month periods ended June 30, 2017 compared to $1.83 million and $3.03 million respectively for the three and six month periods ended June 30, 2016.

Corporate, administration and business development expenses included non-cash stock option expense of $718,000 and $1.80 million respectively for the three and six month periods ended June 30, 2017 compared to $9,000 and $270,000 respectively for the three and six month periods ended June 30, 2016.

Salaries, payroll accruals and employee benefits were $836,000 and $2.18 million respectively for the three and six month periods ended June 30, 2017 compared to $1.04 million and $1.46 million respectively for the three and six month periods ended June 30, 2016. The year to date increase reflected the hiring of four additional corporate and administration employees, higher year-to-date incentive pay accruals and annual salary increases for employees effective January 1, 2017.

Professional and consulting fees were $684,000 and $1.12 million respectively for the three and six month periods ended June 30, 2017 compared to $538,000 and $673,000 respectively for the three and six month periods ended June 30, 2016. The increase reflected higher investor and public relations costs of approximately $300,000 year-to-date, which included the use of a public relations firm in 2017, and more audit, legal and corporate consulting fees year-to-date due to higher activity levels in 2017 relative to the same period in 2016.

Travel, tradeshows and sponsorships expense increased to $332,000 and $573,000 respectively for the three and six month periods ended June 30, 2017 compared to $97,000 and $201,000 respectively for the three and six month periods ended June 30, 2016. Travel, tradeshows and sponsorships expense in 2017 included costs of $209,000 and $335,000 on tradeshows and sponsorships respectively for the three and six month periods ended June 30, 2017 compared to $Nil for the same periods in 2016.

Rent, insurance, information technology, communications and other public company operating costs were $330,000 and $659,000 respectively for the three and six month periods ended June 30, 2017 compared to $155,000 and $424,000 respectively for the three and six month periods ended June 30, 2016. The increase reflected higher activity levels, higher staff numbers and higher costs associated with the progression to a Phase III organization.

Stock-based Compensation expense

For stock option plan information, stock option grants and outstanding stock option details refer to note 6 of the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2017.

The Company granted 383,000 and 2.35 million stock options for the three and six months ended June 30, 2017 respectively at weighted average exercise prices of $6.88 and $3.80 per common share respectively compared to 1.20 million and 1.52 million stock options at weighted average exercise prices of $2.55 and $2.65 respectively for the same periods in 2016.

Application of the fair value method resulted in charges to stock-based compensation expense of $978,000 and $2.22 million respectively for the three and six month periods ended June 30, 2017 (2016 – $150,000 and $479,000) with corresponding credits to contributed surplus. For the three and six month periods ended June 30, 2017, stock-based compensation expense has been allocated to research and development expense in the amounts of $260,000 and $419,000 respectively (2016 –$141,000 and $209,000) and corporate and administration expense in the amount of $718,000 and $1.80 million respectively (2016 – $9,000 and 270,000).

The increase in stock-based compensation expense in 2017 compared to the same periods in 2016 related to an increase in the number of options granted, increases in the fair value of the stock options granted due to an increase in our share price, changes in the vesting periods of options granted and timing differences of when the options were granted.

Amortization of acquired intellectual property and other intangible assets

Amortization of acquired intellectual property and other intangible assets was consistent at $364,000 and $721,000 respectively for the three and six month periods ended June 30, 2017 compared to $360,000 and $742,000 recorded for the same periods in 2016.

Other expense (income)

We recorded other income of $152,000 and $77,000 for the three months and six months ended June 30, 2017 compared to other expense of $85,000 and $169,000 for the three and six months ended June 30, 2016.

Other expense (income) included the following items:

Interest income of $419,000 and $494,000 for the three and six months ended June 30, 2017 compared to $5,000 and $13,000 for the same periods in 2016. The increase in interest income reflected the significant increase in our cash position as a result of completing the March 20, 2017 Public Offering.

Revaluation expense adjustments on the contingent consideration to ILJIN SNT Co., Ltd. (“ILJIN”) of $223,000 and $348,000 respectively for the three and six months ended June 30, 2017 compared to $64,000 and $126,000 respectively for the same periods in 2016. The contingent consideration is more fully discussed in note 4 to the interim condensed consolidated financial statements for the second quarter ended June 30, 2017.

Foreign exchange losses of $44,000 and $69,000 for the three and six months ended June 30, 2017 compared to foreign exchange losses of $26,000 and $56,000 for the same periods in 2016.

Derivative Warrant Liabilities

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. To clarify, while we will settle these warrants only in shares in the future, accounting rules require that we show a liability because of the potential variability in the number of shares which may be issued if the cashless exercise option is used by the holder of the warrants under the specific situations discussed below.

As such, the derivative liability will ultimately be converted into equity when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by us.

On December 28, 2016, we completed a $28.75 million bought deal public offering (the “December Offering”). Under the terms of the December Offering, we issued 12.78 million units at a subscription price per unit of $2.25, each unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. Therefore, we issued 6.39 million Warrants. The holders of the Warrants issued pursuant to the December Offering may elect, if we do not have an effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Warrant shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants. This calculation is based on the number of Warrants to be exercised multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. Even though we currently have an effective registration statement in place, there is no certainty that this will be the situation over the entire life of the Warrants and therefore, under IFRS we are required to record these Warrants as Derivative Warrant Liabilities. For the three-month period ended June 30, 2017, 6,000 of these Warrants were exercised for cash and we issued 6,000 common shares and received cash proceeds of $19,000. For the three-month period ended March 31, 2017, 2.86 million of these Warrants were exercised for cash and we issued 2.86 million common shares and received cash proceeds of $8.58 million. As a result, at June 30, 2017 there were 3.52 million Warrants outstanding compared to 6.39 million Warrants outstanding at December 31, 2016.

On February 14, 2014, we completed a $52 million private placement (the “Private Placement”). Under the terms of the Private Placement, we issued 18.92 million units at a subscription price per unit of $2.7485, each unit consisting of one common share and one-quarter (0.25) of a Warrant, exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the Private Placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. For the three months ended June 30, 2017, we issued 749,000 common shares upon the cashless exercise of 1,364,000 Warrants. Previously, for the three-month period ended March 31, 2017, we issued 308,000 common shares upon the cashless exercise of 489,000 Warrants and received proceeds of $88,000 by issuing 27,000 common shares upon the cash exercise of 27,000 Warrants. At June 30, 2017, there were 1.87 million Warrants from the Private Placement outstanding compared to 3.75 million Warrants outstanding at December 31, 2016

Derivative Warrant Liabilities are discussed in additional detail in note 5 of the unaudited interim condensed consolidated financial statements for the three months ended June 30, 2017.

LIQUIDITY AND CAPITAL RESOURCES

We currently have no significant revenue and we are devoting substantially all of our operational efforts and financial resources towards completing the development program for our late stage drug, voclosporin in LN, including our AURORA trial.

We believe, based on our current plans, that we have sufficient cash resources to complete the AURORA trial and the regulatory submission process.

Sources and Uses of Cash for the three and six month periods ended June 30, 2017 and June 30, 2016

Sources and Uses of Cash (in thousands of dollars)	Three months ended June 30		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
Cash used in operating activities	(11,848)	(5,045)	(21,563)	(10,265)
Cash provided by (used in) investing activities	(7,025)	4,038	(10,073)	6,994
Cash provided by financing activities	(476)	6,640	171,704	6,640

Net increase (decrease) in cash and cash equivalents	(19,349)	5,633	140,068	3,369

At June 30, 2017, we had a total of $189.79 million in financial resources (comprised of $179.72 million in cash and cash equivalents and $10.07 million in short-term investments) compared to $39.65 million at December 31, 2016.

Net cash used in operating activities for the three and six month periods ended June 30, 2017, was $11.85 million and $21.56 million respectively compared to cash used in operating activities of $5.05 million and $10.27 million respectively for the three and six month periods ended June 30, 2016. Cash used in operating activities in 2017 and 2016 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items.

Cash used in investing activities for the three and six month periods ended June 30, 2017 was $7.03 million and $10.07 million respectively compared to cash provided by investing activities of $4.04 million and $6.99 million for the three and six month periods ended June 30, 2016. These changes were primarily related to the changes in short term investment amounts.

Cash used by financing activities for the three-month period ended June 30, 2017 was $476,000 while cash generated by financing activities for the six-month period ended June 30, 2017 was $171.70 million compared to cash generated by financing activities of $6.64 million and $6.64 million respectively for the three and six month periods ended June 30, 2016.

We received $19,000 and $8.90 million from the exercise of warrants and $1.65 million and $2.63 million respectively from the exercise of stock options for the three and six month periods ended June 30, 2017. There were no similar items in the three and six month periods ended June 30, 2016.

Cash generated from financing activities for the six months ended June 30, 2017 included net proceeds of $162.32 million from our March 20, 2017 financing. On March 20, 2017, we completed an underwritten public offering of 25.64 million common shares, which included 3.35 million common shares issued pursuant to the full exercise of the underwriters’ overallotment option to purchase additional common shares. The common shares were sold at a public offering price of $6.75 per share. The gross proceeds from the March Offering were $173.10 million before deducting the 6% underwriting commission and other offering expenses which totaled $10.78 million.

We paid ILJIN $2.15 million during the three months ended June 30, 2017 related to the contingent consideration liability as more fully discussed in the related party section and note 4 to the interim condensed consolidated financial statements for the three months ended June 30, 2017.

On June 22, 2016, the Company received net proceeds of $6.64 million from a private placement equity financing.

Use of Financing Proceeds

2016 ATM Facilities

In our fiscal year ended December 31, 2016, we received net proceeds of $7.82 million from two At-the-Market (“ATM”) facilities: the November ATM ($294,000) and under a Controlled Equity Offering Sales Agreement dated July 22, 2016 with Cantor Fitzgerald & Co. ($7.53 million) (the “July ATM” and together with the November ATM, the “2016 ATM Facilities”), the net proceeds from the 2016 ATM Facilities are to be used for working capital and corporate purposes.

December Offering

On December 28, 2016, we completed the December Offering for net proceeds of $26.14 million, the net proceeds of which are to be used to advance the clinical and non-clinical development of our lead drug, voclosporin, as a therapy for LN, and for working capital and corporate purposes.

March Offering

On March 20, 2017, we completed the March Offering for net proceeds of $162.32 million, which are to be used for R&D activities and for working capital and corporate purposes. No proceeds from this financing were used in the six-month period ended June 30, 2017.

A summary of the anticipated and actual use of net proceeds used to date from the above financings is set out in the table below.

Allocation of net proceeds	Total net proceeds from financings (in thousands)	Net proceeds used to date (in thousands)
	$	$
2016 ATM Facilities:
Working capital and corporate matters	7,821	7,549

December 28, 2016 Offering:
Clinical and non-clinical development of voclosporin	21,700	14,014
Working capital and corporate matters	4,442	—

Subtotal:	26,142	14,014
March 20, 2017 Offering:
Research and development activities	123,400	—
Working capital and corporate matters	38,924	—

Subtotal:	162,324	—

Total:	196,287	21,563

CONTRACTUAL OBLIGATIONS

We have the following contractual obligations as at June 30, 2017:

	Total	Less than one year	Two to three years	Greater than three years
	(in thousands)	(in thousands)	(in thousands)	(in thousands)
	$	$	$	$
Operating lease obligations (1)	57	57	—	—
Purchase obligations (2)	3,314	3,314	—	—
Accounts payable and accrued liabilities	3,439	3,439	—	—
Contingent consideration to ILJIN (3)	3,638	70	289	3,279

Total	10,448	6,880	289	3,279

(1)	Operating lease obligations are comprised of our future minimum lease payments for our premises.
(2)	Includes a binding purchase order of $1,660,000 ($1,527,000 Swiss Francs) to Lonza Ltd. for the manufacture of the drug substance (API) for future use. This is exclusive of $1,571,000 already paid to Lonza as deposits which are recorded in prepaid expenses. These deposits will be applied against the total estimated cost of $3,231,000 upon completion of the manufacturing process in the third quarter ended September 30, 2017. The purchase obligations presented represent the minimum amount to exit our contractual commitments.
(3)	Contingent consideration to ILJIN is described in note 4 to the interim condensed consolidated financial statements for the second quarter ended June 30, 2017.

As at June 30, 2017 we are party to agreements with contract research organizations and central laboratories conducting the AURORA trial. Corresponding anticipated expenditures over the next twelve months total approximately $25-$30 million.

RELATED PARTY TRANSACTIONS

Stephen P. Robertson, a partner at Borden Ladner Gervais (“BLG”), acts as our corporate secretary. We recorded legal fees incurred in the normal course of business to BLG of $57,000 and $154,000 respectively for the three and six month periods ended June 30, 2017 compared to $87,000 and $124,000 respectively for the three and six month periods ended June 30, 2016. The amount charged by BLG is based on standard hourly billing rates for the individuals working on our account. We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.

The outstanding contingent consideration payable to ILJIN SNT Co., Ltd. (ILJIN), an affiliated shareholder, is the result of an Arrangement Agreement (the Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. At June 30, 2017, pursuant to the Agreement, payments of up to $7.85 million may be payable and are based on the achievement of pre-defined clinical and marketing milestones.

In the second quarter ended June 30, 2017 we paid ILJIN $2.15 million related to this contingent consideration upon the achievement of reaching two specific milestones. See note 4 to the interim condensed consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

To date we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We have off-balance sheet financing arrangements consisting of lease agreements for rental of premises which are entered into in the normal course of operations. These leases have been treated as operating leases whereby the lease payments are included in Corporate, administration and business development expenses. The lease agreement amounts have been reflected in the “Contractual Obligations” table above.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements.

Critical estimates in applying our accounting policies

Contingent consideration

Contingent consideration is a financial liability recorded at fair value (note 4 to the interim condensed consolidated financial statements). The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations.

Derivative warrant liabilities

Warrants issued pursuant to certain equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.

We use the Black-Scholes pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of our shares and the expected life of the warrants.

Fair value of stock options

Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on our reported operating results, liabilities or other components of shareholders’ equity (deficit). The key assumption used by management is the stock price volatility.

Critical judgments in applying the Company’s accounting policies

Impairment of intangible assets

We follow the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, we are required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which we operate as well as the results of its ongoing development programs. Management also considers the carrying amount of our net assets in relation to its market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at June 30, 2017, we concluded there were none.

Derivative warrant liabilities

We have determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for common shares and therefore the classification is not relevant.

A complete listing of critical accounting policies, estimates, judgments and measurement uncertainty can be found in note 4 of the annual consolidated financial statements for the year ended December 31, 2016.

RISKS AND UNCERTAINTIES

We have invested a significant portion of our time and financial resources in the development of voclosporin. We anticipate that our ability to generate revenues and meet expectations will depend primarily on the successful development, regulatory approval and commercialization of voclosporin.

The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of our clinical program in LN, including the AURORA trial which commenced in the second quarter of 2017;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payers; and

•	our ability to raise future financial resources when required. Future additional sources of capital could include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of our intangible assets.

A more detailed list of the risks and uncertainties affecting us can be found in our AIF which is filed on SEDAR and EDGAR.

Financial instruments and Risks

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in U.S. dollar denominated, fixed rate, highly liquid and highly rated financial instruments such as treasury bills, banker acceptances, bank bonds, and term deposits. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the short-term nature of the investments and our current ability to hold these investments to maturity.

We are exposed to financial risk related to the fluctuation of foreign currency exchange rates which could have a material effect on our future operating results or cash flows. Foreign currency risk is the risk that variations in exchange rates between the United States dollar and foreign currencies, primarily with the Canadian dollar, will affect our operating and financial results. We hold our cash reserves in US dollars and the majority of our expenses, including clinical trial costs are also denominated in US dollars, which mitigates the risk of foreign exchange fluctuations.

As our functional currency is the US dollar, we have foreign exchange exposure to the Canadian dollar.

The following table presents our exposure to the Canadian dollar:

	June 30, 2017 $	June 30, 2016 $
Cash and cash equivalents	81	41
Accounts receivable	20	47
Accounts payable and accrued liabilities	(754)	(629)

Net exposure	(653)	(541)

	Reporting date rate
	June 30, 2017 $	June 30, 2016 $
$CDN - $US	0.771	0.774

Based on our foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the US dollar would have decreased the net loss by $65,000 as at June 30, 2017 assuming that all other variables remained constant. An assumed 10 percent weakening of the US dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

INTELLECTUAL PROPERTY

Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions, and improvements to our inventions that are considered important to the development of our business.

As of June 30, 2017, we owned 11 granted United States patents and two United States patent applications related to cyclosporin analogs, including granted United States patents covering voclosporin composition of matter, methods of use, formulations and synthesis, which expire between 2018 and 2024, and 151 corresponding granted patents and four corresponding patent applications in other jurisdictions, excluding Canada, South Africa and Israel, which expire between 2018 and 2022. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs Inc. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries. In addition to patent rights, we also expect to receive “new chemical entity” exclusivity for voclosporin in certain countries, which provides from five years in the United States to up to ten years in Europe of data exclusivity beyond the date of regulatory approval.

We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3Sbio Inc. This license is royalty bearing and we will also supply finished product to 3SBio Inc. on a cost-plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.

As of June 30, 2017, we also owned two granted United States patents related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin, and one granted United States patent related to ophthalmic formulations of dexamethasone, which expire between 2028 and 2031. We also own 14 corresponding granted patents and four corresponding patent applications in other jurisdictions.

CONTINGENCIES

i)	We may, from time to time, be subject to claims and legal proceedings brought against us in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on our consolidated financial position.

ii)	We have entered into indemnification agreements with our officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, we maintain liability insurance to limit our exposure.

iii)	We have entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents us from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, we have not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Disclosure controls and procedures and internal controls over financial reporting

During the second quarter ended June 30, 2017, there were no changes to our disclosure controls or to our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, such controls.

UPDATED SHARE INFORMATION

As at August 9, 2017, the following class of shares and equity securities potentially convertible into common shares are outstanding:

Common shares	83,535
Convertible equity securities
Derivative liability warrants	5,371
Other warrants	1,172
Stock options	5,226

Subsequent to June 30, 2017, we issued 8,000 common shares upon the exercise of 8,000 warrants for proceeds of $21,000, issued 11,000 common shares upon the cashless exercise of 20,000 derivative warrants and issued 32,000 common shares upon the exercise of 32,000 stock options for proceeds of $100,000.

Subsequent to June 30, 2017 we also granted 280,000 stock options to a new hired officer at an exercise price of $6.26 (CDN$8.10).

Quarterly Information

(expressed in thousands except per share data)

Set forth below is selected unaudited consolidated financial data for each of the last eight quarters:

	2017		2016				2015
	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30
Revenue	329	31	30	31	55	57	57	57
Expenses:
Research and development	7,107	7,325	5,462	3,342	2,406	3,324	3,652	4,670
Corporate, administration and business development	2,901	3,427	2,227	1,716	1,835	1,192	1,564	1,380
Amortization of tangible and intangible assets	370	363	365	362	365	387	363	434
Contract services	—	1	1	1	1	1	2	1
Other expense (income)	(152)	75	966	1,078	85	84	2	(55)

Total expenses	(10,226)	11,191	9,021	6,499	4,692	4,988	5,583	6,430

Net loss before change in estimated fair value of derivative warrant labilities	(9,897)	(11,160)	(8,991)	(6,468)	(4,637)	(4,931)	(5,526)	(6,373)
Change in estimated fair value of derivative warrant liabilities	7,498	(40,781)	658	(951)	1,361	664	1,463	1,163
Net loss for the period	(2,399)	(51,941)	(8,333)	(7,419)	(3,276)	(4,267)	(4,063)	(5,210)
Net loss per common share ($)
Basic and diluted	(0.03)	(0.92)	(0.21)	(0.21)	(0.10)	(0.13)	(0.13)	(0.16)
Common shares outstanding	83,485	82,101	52,808	38,794	35,287	32,287	32,287	32,287
Weighted average number of common shares outstanding	82,973	56,680	40,172	36,079	32,551	32,287	32,287	32,278

Summary of Quarterly Results

The primary factors affecting the magnitude of our losses in the various quarters are noted below and include the timing of research and development costs associated with the clinical development program, timing and amount of stock compensation expense and fluctuations in the non-cash change in estimated fair value of Derivative Warrant Liabilities.

The increase in research and development costs for the first and second quarters of 2017 primarily reflected startup and commencement costs related to the AURORA trial.

Corporate, administration and business development costs included non-cash stock-based compensation expense of $718,000 for the three months ended June 30, 2017. Corporate, administration and business development costs for the three months ended March 31, 2017 included non-cash stock-based compensation expense $1.08 million and a provision amount of $519,000 related to the departure of the former Chief Executive Officer (Rowland) on February 6, 2017.

Other expense (income), in the fourth quarter ended December 31, 2016 included $655,000 of share issue costs allocated to the derivative warrants issued pursuant to the December Offering and $319,000 on revaluation of the ILJIN contingent consideration. Other expense (income) for the three months ended September 30, 2016 reflected a revaluation of the ILJIN contingent consideration of $1.15 million.

We record non-cash adjustments each quarter resulting from the fair value revaluation of the Derivative Warrant Liabilities. These revaluations fluctuate based primarily on the market price of our common shares. An increase in the market price of our shares results in a loss on revaluation while a decrease results in a gain on revaluation. The change in the estimated fair value of the Derivative Warrant Liabilities for the three months ended June 30, 2017 primarily reflected a decrease in our share price to $6.13 per share at June 30, 2017 compared to $7.34 per share at March 31, 2017. The change in the estimated fair value of Derivative Warrant Liabilities for the three months ended March 31, 2017 reflected the significant increase in our share price from $2.10 per share at December 31, 2016 to $7.34 per share at March 31, 2017 and the additional warrants issued pursuant to the December 28, 2016 Offering.